UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Light Horse Market Solutions Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 North Broadway
(No. and Street)

Hicksville	New York	11801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas T. Haliklas (917) 751-2261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

123 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas Halikias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Light Horse Market Solutions Inc, as of December, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public 03/01/2019

ALAN L SOLMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SO6385139
Qualified in New York County
My Commission Expires 12-24-2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Light Horse Market Solutions, Inc.

Contents

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

February 28, 2019

To Sole Shareholder of Light Horse Market Solutions, Inc.

In connection with our audit of the financial statements and supplemental information of Light Horse Market Solutions, Inc. for the year ended December 31, 2018, we will issue our report thereon dated February 26, 2019. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during fiscal year 2018 . We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Light Horse Market Solutions, Inc. in its fiscal year 2018 financial statements are described in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimates impacting these financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation

and our conclusions to you. We did not identify bias in management's judgement about the amounts and disclosures the Company's financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate accumulated misstatements management. Any uncorrected misstatements of the financial statements have been communicated to management.

Auditor’s Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor’s report and we have discussed draft changes necessary with you.

Exceptions to Exemption Provisions

In connection with our review of the Company’s Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company’s assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor’s report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Net Capital Computation and Aggregated Indebtedness that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of sole shareholder and management of Light Horse Market Solutions, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Michael Coglianese CPA, P.C.

Michael Coglianese CPA, P.C.

Light Horse Market Solutions, Inc.
Statement of Financial Condition
As of December 31, 2018

ASSETS

Cash	$82,560
Deposit at clearing broker	22,500
Commissions receivable	6,494
Prepaid expenses	1,360
Loan receivable	25,562
Office equipment- net of accumulated depreciation of $3,906	564
Total Assets	$139,040

LIABILITIES & SHAREHOLDER EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$6,925
Total Current Liabilities	$6,925
Shareholder Equity:	
Common stock: 1,000 shares authorized at $.01 par value	
1,000 shares issued and outstanding	$10
Additional paid in capital	51,434
Retained surplus	80,671
Shareholder equity	132,115
Total Liabilities & Shareholder Equity	$139,040

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Statement of Operations
For the Year Ended December 31, 2018

Commission revenues	$ 60,865
Interest income	250
Net revenues	$ 61,115
General and administrative expenses:	
Management fees	$ 45,500
Insurance expense	650
Professional fees	12,212
General administration	16,842
Total general and administrative expenses	75,204
Net income before income tax provision	$(14,089)
Provision for income taxes	(25)
Net income	$(14,114)

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Operating activities:	
Net income	$ (14,114)
Add back transactions not requiring cash:	
Depreciation expense	491
Changes in other operating assets and liabilities:	
Commissions receivable	1,303
Prepaids and Other assets	306
Loan receivable	(250)
Accounts payable & accrued expenses	(2,732)
Net cash used by operations	$(14,996)
Investing activities	
Purchases of Fixed assets	$0
Net cash used by investing activities	0
Financing activities:	
Capital withdrawal	0
Net cash used by financing activities	$0
Net decrease in cash during the year	$(14,966)
Cash at December 31, 2017	97,556
Cash at December 31, 2018	$82,560
Supplemental disclosures of cash flow information:	
Interest paid during the year	$0
Income taxes paid during the year	$25

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2018

	Common Shares	Common Value	Paid in Capital	Retained Surplus (Deficit)	Total Equity
Balance at December 31, 2017	1,000	$10	$51,434	$94,785	$146,229
Capital contribution	-	-	-	-	-
Net income for the year	-	-	-	(14,114)	(14,114)
Return of Capital	-	-	-	-	-
Balance at December 31, 2018	1,000	$10	$51,434	$80,671	$132,115

Please see the notes to the financial statements.

Light Horse Market Solutions, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2018

1. Organization

Light Horse Market Solutions, Inc. (the Company) is a privately held corporation formed in Florida in 2002 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to purchase and sell securities on behalf of its clients. Client transactions are cleared through the Company's clearing broker on a "fully disclosed" basis.

Under Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), the Company is exempt from the reserve and possession or control requirements of Rule 15c3-3. The Company does not carry or clear customer transactions and instead, clears customer transaction on a "fully disclosed" basis through its clearing broker.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- The Company records commission revenues on securities transactions as of the trade date. Commission revenues for futures and options are recorded in full upon the opening of an option contract and on a half turn basis upon the opening of a future contract and the closing of a future contract. Other revenues are recorded when the service has been provided to the client and collection of the fee is reasonably assured.

Revenue Recognition - In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 ("Topic 606"). Topic 606 requires new disclosures, including descriptions of performance obligations. The Company adopted the provision of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contacts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of

applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Office equipment- Office equipment is recorded at historical cost and depreciated to expense over the estimated useful life of the underlying assets as follows: five years for assets purchased in 2015 and prior, and, expensed immediately under Section 179 of the Internal Revenue Code for assets acquired after 2015.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholder and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2018, the Company's returns generally remain open for the last three years.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The Company has no investments in equity or debt at December 31, 2018.

Cash, commissions receivable, other assets, loan receivable, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2018 because of their short-term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of its customers through the clearing FCM. These transactions are contracted on a margin basis whereby the particular customer is required to maintain minimum margin with the clearing FCM to financially support a particular position in futures and option contracts. The minimum margin deposit required may vary depending upon the particular positions transacted by the customer, the market value of the particular positions, and the amount of funds deposited in the customer’s account. In the event that a customer is in default of an obligation to the clearing FCM, the clearing FCM will require the Company to fulfill the obligation on behalf of its customer. Such transactions may expose the Company to significant off-balance sheet risk

The Company seeks to control these risks by monitoring the transactions of all customers’ accounts on a daily basis.

5. Loan Receivable

The company holds a Promissory Note outstanding from Assured Enterprises, Inc., a nonrelated cybersecurity company, in the amount of $25,000 with interest accruing at 1% per year. Currently, interest accrued on the loan is $563. The Promissory Note is expected to be paid back by June 30, 2019.

6. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act (SEC), the Company is required to maintain a minimum net capital of $5,000, as defined under such provisions. As of December 31, 2018, the Company had net capital of $99,022, which is in excess of net capital requirements by $94,022 of SEC requirements.

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2018 through February 28, 2019 and noted that there is a fee payable to the Company for $105,000 which has been delayed and for which the Company may need to file a FINRA arbitration claim or take legal action to collect their fee.

Schedule I
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission

CREDIT:		
Shareholder equity		$132,115
DEBITS:		
Commissions Receivable	5,607	
Prepaid expenses	1,360	
Loan Receivable	25,562	
Fixed Assets	564	
Non-allowable assets		(33,093)
NET CAPITAL		$99,022
Less haircuts		0
ADJUSTED NET CAPITAL		$99,022
Minimum requirement of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.		(5,000)
EXCESS NET CAPITAL		$94,092
AGGREGATE INDEBTEDNESS:		$6,925
AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.99%

There are no material differences between the Net Capital computation reported herein and the most recent unaudited Form X-17-A-5 Part IIA filing.

See Report of Independent Registered Public Accounting Firm

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Light Horse Market Solutions, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Light Horse Market Solutions, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Light Horse Market Solutions, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Light Horse Market Solutions, Inc. stated that Light Horse Market Solutions, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Light Horse Market Solutions, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Light Horse Market Solutions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 1, 2019

December 31, 2018

Rule 15c3-3 Exemption Report

Light Horse Market Solutions Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Light Horse Market Solutions Inc. states the following:

Light Horse Market Solutions Inc. claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Light Horse Market Solutions Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Thomas T. Halikias, CEO

25 Broadway, 9th Fl ● New York ● New York, 10004
(212) 607-2671 ● www.lighthorsems.com